

For immediate release

XM Canada's Strong Year Continues in Third Quarter

Upward momentum continues with 40 per cent revenue growth year-to-date

Toronto – July 14, 2009 – Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading satellite radio company, today released its 2009 third quarter and nine month financial results for the period ended May 31, 2009.

Third Quarter and Year-to-Date 2009 Financial Highlights
- Year-to-date revenue increases by 40 per cent
- 30 per cent growth in total revenue for the third quarter and 15th consecutive quarter of revenue growth
- 30 per cent growth in self-paying subscribers (to 363,400 in 2009 from 280,400 in 2008)
- Third quarter 2009 net profit of $24.4 million (including a foreign exchange gain of $16.4 million and a gain of $22.8 million of debt repurchased in the third quarter of 2009)
- Basic and fully diluted net income of $0.49 per share, up from ($0.39) year-over-year

"This was a great quarter and significantly, it continues a long-term trend we have established with our business," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "Our bottom line continues to improve as we increase total revenue and self-paying subscribers, progressively reduce costs and benefit from our scalable business model, all the while navigating through very challenging economic times."

"We continue to focus on sustainable and profitable growth for the long-term. This has led to a number of important initiatives with OEM importers, our partnerships with wireless service providers to deliver our content to smart phones, and our recent debt repurchase, which improves the strength and flexibility of our capital structure. We continue to fortify our platform and ensure that XM Canada is well positioned to benefit from an economic recovery."

Recent Business Highlights
- Purchased US$21.2 million of its outstanding senior notes for US$1.7 million in cash and US$2.8 million of new debt. This transaction reduces by US$21.2 million the Company's US$100.0 million aggregate principal amount of 12.75 per cent senior notes due in 2014.

- During the quarter, a decision was rendered by the Copyright Board of Canada regarding royalties for satellite radio services, which further clarifies the Company's liability for outstanding royalties for satellite radio services and improves its ability to forecast these costs going forward.

Financial Performance
Revenue increased by $3.1 million, or 30 per cent, to $13.5 million from $10.3 million for the third quarter of 2009 and 2008, respectively. The increase was attributable to our growing subscriber base. Year-to-date revenue is up to $38.7 million compared to $27.7 million last year.

Average Monthly Subscription Revenue per Subscriber (ARPU) was $11.97 and $11.99 for the third quarter of 2009 and 2008, respectively, virtually flat year-over-year.

Adjusted Operating Profit (Loss) improved by $3.5 million, to ($3.6 million) from ($7.1 million) for the third quarter of 2009 and 2008, respectively.

Pre-Marketing Adjusted Operating Profit (Loss) improved by $3.3 million, to $2.0 million from ($1.3 million) for the third quarter of 2009 and 2008, respectively. This quarter is the fourth consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve.

Per Subscriber Acquisition Cost (SAC) was $77 and $87 for the third quarter of 2009 and 2008, respectively. The decrease in SAC is attributable to lower spending on retail promotions as well as a slightly lower SAC related to OEM.

Cost per Gross Addition (CPGA) was $140 and $141 for the third quarter of 2009 and 2008, respectively. Although total marketing costs declined compared to the third quarter of 2008, CPGA remained essentially flat compared to the prior year due to lower gross subscriber additions in the quarter compared to the same period last year. While we expect that we will be able to continue to leverage CPGA downward as we grow our subscriber base through cost efficient distribution channels, our ultimate success depends on our ability to continue to drive gross subscriber additions during these challenging economic times.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

About Canadian Satellite Radio Holdings Inc.
Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM Radio Online is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers

Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis Budget Group rental vehicles.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

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For further information, please contact:

Investors
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

Media
Lorena Cordoba
416-924-5700 Ext. 4089
lorena.cordoba@cohnwolfe.ca

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

($000's)	Third Quarter 2009	Third Quarter 2008
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)		
Profit (Loss) before the undernoted ………..	(9,831)	(13,495)
Add back non-Adjusted Operating Profit (Loss) items included in loss		
Amortization………………………………………………………..............	5,574	5,569
Stock-based compensation…………………………………………………….	597	763
Costs paid by parent company..……………………………………………	63	57
Adjusted Operating Profit (Loss)………………………………	(3,597)	(7,106)
Add back total marketing……………………………………………………..	5,616	5,827
Pre-Marketing Adjusted Operating Profit (Loss)	2,019	(1,279)